UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Open Lending Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

68373J104

(CUSIP Number)

James H. Greene, Jr.

True Wind Capital Management, L.P.

Four Embarcadero Center, Suite 2100

San Francisco, CA 94111

(415) 780-9975

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 68373J104

1.	Names of Reporting Persons. Nebula Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,545,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,545,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,545,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.98%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 68373J104

1.	Names of Reporting Persons. True Wind Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,545,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,545,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,545,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.98%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 68373J104

1.	Names of Reporting Persons. True Wind Capital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,545,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,545,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,545,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.98%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 68373J104

1.	Names of Reporting Persons. James H. Greene, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,545,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,545,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,545,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.98%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 68373J104

1.	Names of Reporting Persons. Adam H. Clammer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,545,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,545,144

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,545,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.98%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on November 18, 2020 and amended by Amendment No. 1 on December 14, 2020 (as so amended, the “Schedule 13D”) by the Reporting Persons (as defined below), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Open Lending Corporation (the “Issuer”). The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1. Nebula Holdings, LLC, a Delaware limited liability company (“Nebula Holdings”),

2. True Wind Capital, L.P., a Delaware limited partnership (“True Wind Capital” and, together with Nebula Holdings, “True Wind”),

3. True Wind Capital GP, LLC, a Delaware limited liability company (“True Wind Capital GP”),

4. James H. Greene, Jr., a United States citizen, and

5. Adam H. Clammer, a United States citizen.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)

Nebula Holdings holds 7,545,144 shares of the Issuer’s Common Stock as of the date hereof.

The percentages of beneficial ownership in this Schedule 13D are based on 126,190,351 shares of Common Stock issued and outstanding as of April 6, 2021, following the closing of the offering and repurchase discussed in this Schedule 13D, as described in the Issuer’s prospectus on Form 424B4 filed with the Securities and Exchange Commission on April 1, 2021.

(c) Except as set forth in Item 6 to this Schedule 13D, none of the Reporting Persons have effected any transaction in the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On April 1, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Deutsche Bank Securities Inc., Goldman Sachs & Co., LLC and Morgan Stanley & Co. LLC as representatives of the several underwriters named therein (the “Underwriters”) and the selling stockholders named therein (collectively, the “Selling Stockholders”). Pursuant to the terms of the Underwriting Agreement, the Selling Stockholders have agreed to sell, and the Underwriters have agreed to purchase, subject to and on the conditions set forth therein, an aggregate of 9,000,000 shares of Common Stock (which amount includes 1,350,000 shares of Common Stock sold pursuant to the exercise of the option to purchase additional shares granted to the Underwriters by the Selling Stockholders (the “Overallotment Option”)), at a price of $32.64 per share (representing the public offering price of $34.00 per share, less the underwriting discount of $1.36 per share). Pursuant to the terms of the Underwriting Agreement, Nebula Holdings agreed to sell 4,311,059 shares of Common Stock (including 563,764 shares being sold after the exercise by the Underwriters of the Overallotment Option). The sale pursuant to the Underwriting Agreement, including all 4,311,059 shares of Common Stock being sold by Nebula Holdings, closed on April 6, 2021.

Lock-Up Agreement

In connection with the offering described above, the Issuer, the Issuer’s executive officers and directors, Nebula Holdings and the other sellers under the Underwriting Agreement have agreed with the Underwriters, subject to specified exceptions, not to offer, pledge or sell or otherwise transfer any of the shares of Common Stock or securities convertible into or exchangeable for Common Stock, for a period of 60 days after April 1, 2021 except with the prior written consent of the Underwriters.

Repurchase Agreement

On March 29, 2021, the Company entered into a Stock Repurchase Agreement (the “Repurchase Agreement”) to repurchase from the Selling Stockholders an aggregate of 612,745 shares of Common Stock at a price per share of $32.64, the same per share price paid by the Underwriters to the Selling Stockholders in the offering described above. Nebula Holdings agreed to sell 255,126 shares of Common Stock pursuant to the Repurchase Agreement. The stock repurchase closed on April 6, 2021.

The foregoing description of the Underwriting Agreement, Lock-up Agreement and Repurchase Agreement are qualified in their entirety by reference to such agreements which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

C.

Underwriting Agreement, dated as of April 1, 2021, by and among the Issuer, the Underwriters and the Selling Stockholders party thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021).

D.	Form of Lock-up Agreement (incorporated by reference to Annex II to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021).

E.

Repurchase Agreement, dated as of March 29, 2021, by and among the Issuer and the Selling Stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 1, 2021).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021

TRUE WIND CAPITAL GP, LLC

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

TRUE WIND CAPITAL, L.P.

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

NEBULA HOLDINGS, LLC

By:	True Wind Capital, L.P., its manager

By:	True Wind Capital GP, LLC, its general partner

By:	/s/ James H. Greene, Jr.
Name:	James H. Greene, Jr.
Title:	Managing Member

ADAM H. CLAMMER

/s/ Adam H. Clammer

JAMES H. GREENE, JR.

/s/ James H. Greene, Jr.